August 4, 2022

VIA EDGAR

Division of Corporate Finance

U.S. Securities and Exchange Commission

Office of Trade & Services

100 F Street, N.E.

Washington D.C. 20549

Re:	TRxADE HEALTH, INC.
Form S-3 Registration Statement
Filed July 29, 2022
File No. 333-266432

Acceleration Request

Request Date: Monday, August 8, 2022

Request Time: 4:00 p.m. Eastern Time (or as soon thereafter as practicable)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, TRxADE HEALTH, INC. (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-captioned Registration Statement (the “Registration Statement”) to become effective on Monday, August 8, 2022, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.

The Registrant hereby authorizes David M. Loev and/or John S. Gillies of The Loev Law Firm, PC, to orally modify or withdraw this request for acceleration. Please contact Mr. Loev at (832) 930-6432, with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.

Sincerely,

/s/ Suren Ajjarapu
Suren Ajjarapu
Chief Executive Officer